SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 21, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner Communications reports third quarter 2018 results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2018 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 201 MILLION

FIXED LINE SEGMENT ADJUSTED EBITDA INCREASED BY 12% COMPARED TO Q3'17

CELLULAR CHURN RATE DECLINED TO 8.0%

PARTNER’S CEO, ISAAC BENBENISTI, NOTED: "THE GROWTH IN HOUSEHOLDS
CONNECTED TO PARTNER TV HAS ACCELERATED DURING THE THIRD QUARTER, AND
AS OF TODAY, PARTNER TV HAS 118 THOUSAND HOUSEHOLDS CONNECTED TO THE
SERVICE. 'PARTNER FIBER' INFRASTRACTURE WHICH WAS LAUNCHED LAST YEAR,
REACHES OVER 250 THOUSAND HOUSEHOLDS ACROSS ISRAEL AS OF TODAY."

Third quarter 2018 highlights (compared with third quarter 2017)

•	Total Revenues: NIS 822 million (US$ 227 million), a decrease of NIS 4 million
•	Service Revenues: NIS 654 million (US$ 180 million), a decrease of 2%
•	Equipment Revenues: NIS 168 million (US$ 46 million), an increase of 5%
•	Total Operating Expenses (OPEX2): NIS 504 million (US$ 139 million), an increase of 6%
•	Adjusted EBITDA: NIS 201 million (US$ 55 million), a decrease of 16%
•	Adjusted EBITDA Margin[2]: 24% of total revenues compared with 29%
•	Profit for the Period: NIS 26 million (US$ 7 million), a decrease of NIS 28 million
•	Net Debt[2]: NIS 898 million (US$ 248 million), an increase of NIS 11 million
•	Adjusted Free Cash Flow (before interest) [2]: NIS 70 million (US$ 19 million), a decrease of NIS 132 million
•	Cellular ARPU: NIS 60 (US$ 17), a decrease of 6%
•	Cellular Subscriber Base: approximately 2.65 million at quarter-end, a decrease of 1%
•	TV Subscriber Base: 106 thousand households at quarter-end, an increase of 92 thousand households

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Rosh Ha’ayin, Israel, November 21, 2018 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended September 30, 2018.

Commenting on the third quarter 2018 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"The third quarter of 2018 results reflect encouraging figures in the cellular segment as well as the momentum in the Company's new growth engines, TV and fiber optic infrastructure.

In the cellular segment, in the third quarter we added 11 thousand Post-Paid subscribers to our subscriber base, on a net basis, along with growth in ARPU and a decline in churn rate. We are reporting the 13th consecutive quarter of growth in the number of Post-Paid subscribers, who enjoy Partner's advanced network with unique capabilities such as VoLTE and WiFi Calling - which are not offered by our competitors.

The growth in households connected to Partner TV has accelerated during the third quarter, and as of today, Partner TV has 118 thousand households connected to the service. Most of Partner TV's customers choose the service as part of a package, bundling TV and internet services, and some of them are connected to Partner TV using Partner fiber optic infrastructure. In addition, we launched this month a dedicated service enabling multi-channel TV to be viewed on a PC.

Our fiber optics infrastructure, 'Partner Fiber', which was launched last year, has shattered in record time the technological stagnation imposed on the Israeli consumer by the fixed line monopoly, and as of today it reaches over 250 thousand households across Israel. Our deployment proceeds at a rapid pace, and Partner's optic fibers are available to more and more households who can connect to internet service at a speed of up to 1,000 mbps.

The business customer division is expanding as well, and in the third quarter new customers have joined and existing customers services were expanded. This is attributable to Partner's integration capabilities and strategic collaborations with world leading manufacturers.

In addition, as part of the Company's strategy, we continue to examine new potential growth engines, among others, in the fintech and finance industries.”

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on 2018 third quarter results:

“The third quarter results reflected the existing trends in the communications market and the progress in the Company's strategy and ongoing projects.

In the cellular segment, Partner recorded a decrease in the churn rate to 8.0% and, for the 13th consecutive quarter, a net increase in Post-Paid subscribers, as well as a net increase of 8 thousand cellular subscribers overall. These results followed the entrance of a new competitor during the second quarter, which resulted in an increase in the churn rate and an intensification of the level of competition in the second quarter 2018. However this effect was significantly moderated during the third quarter.

In the fixed line segment, Adjusted EBITDA increased by 12% in the third quarter compared to the third quarter of 2017, and by 22% compared to the second quarter of 2018. This growth resulted from continued growth in the number of households connected to Partner TV which led to an increase in revenues from internet and TV services.

In addition, we continue to deploy fiber optic infrastructure to residential areas, reaching over 200 thousand households by the end of the third quarter, and over 250 thousand households as of today. The deployment serves as a platform for the daily transfer of customers to our independent infrastructure which is expected to significantly improve the profitability of our internet and TV operations, enables a higher quality TV viewing experience for Partner's customers and provides an enhanced internet service.

The Company's Free Cash Flow totaled NIS 70 million in the third quarter, after taking into account all the Company's investments, including in fiber optics and TV – investments which remain relatively stable despite the increase in fiber optic deployment and the significant increase in the number of Partner's TV households.

We succeeded in maintaining Net Debt at a level below NIS 0.9 billion, while continuing to develop new growth engines and execute our buy-back plan which totaled NIS 67 million during the quarter. Overall, since the Company announced its buy-back plan in May 2018, we have acquired 6.5 million shares at a total cost of NIS 100 million (including commissions) at an average price of NIS 15.38 per share.”

NIS Million	Q3’18	Q2’18	Comments
Service Revenues	654	620	The increase resulted from an increase in cellular service revenues as a result of seasonality and a one-time provision in Q2'18, as well as growth in fixed line service revenues
Equipment Revenues	168	177	The decline resulted from a decrease in working days due to Jewish holidays in September
Total Revenues	822	797
Gross profit from equipment sales	44	37	The increase resulted from a change in product mix
OPEX	504	492
Adjusted EBITDA	201	172	The increase reflected the increase in service revenues and gross profit from equipment, partially offset by the increase in OPEX
Profit for the Period	26	2	The increase mainly resulted from the increase in Adjusted EBITDA
Capital Expenditures (additions)	111	98
Adjusted free cash flow (before interest payments)	70	55	The increase mainly reflected the increase in Adjusted EBITDA
Net Debt	898	893

	Q3’18	Q2’18		Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,349	2,338	*	Increase of 11 thousand subscribers
Cellular Pre-Paid Subscribers (end of period, thousands)	297	300		Decrease of 3 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	60	57		The increase resulted from seasonality and a one-time provision in Q2 2018
Quarterly Cellular Churn Rate (%)	8.0%	10.1	%*	Decrease in both Post-Paid and Pre-Paid churn rates

* See footnote in "Key Financial and Operating Indicators" table below.

Key Financial Results

NIS MILLION (except EPS)	Q3'18	Q3'17	% Change
Revenues	822	826	0%
Cost of revenues	657	625	+5%
Gross profit	165	201	-18%
Operating profit	48	92	-48%
Profit for the period	26	54	-52%
Earnings per share (basic, NIS)	0.16	0.32
Adjusted free cash flow (before interest)	70	202	-65%

Key Operating Indicators

	Q3'18	Q3'17	Change
Adjusted EBITDA (NIS million)	201	239	-16%
Adjusted EBITDA (as a % of total revenues)	24%	29%	-5
Cellular Subscribers (end of period, thousands)	2,646	2,677	-31
Quarterly Cellular Churn Rate (%)	8.0%	9.3%	-1.3
Monthly Average Revenue per Cellular User (ARPU) (NIS)	60	64	-4

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q3'18	Q3'17	Change %	Q3'18	Q3'17	Change %	Q3'18	Q3'17	Q3'18	Q3'17	Change %
Total Revenues	619	652	-5%	245	216	+13%	(42)	(42)	822	826	0%
Service Revenues	476	514	-7%	220	194	+13%	(42)	(42)	654	666	-2%
Equipment Revenues	143	138	+4%	25	22	+14%	-	-	168	160	+5%
Operating Profit	32	74	-57%	16	18	-11%	-	-	48	92	-48%
Adjusted EBITDA	145	189	-23%	56	50	+12%	-	-	201	239	-16%

Financial Review

In Q3 2018, total revenues were NIS 822 million (US$ 227 million), a decrease of NIS 4 million from NIS 826 million in Q3 2017.

Service revenues in Q3 2018 totaled NIS 654 million (US$ 180 million), a decrease of 2% from NIS 666 million in Q3 2017.

Service revenues for the cellular segment in Q3 2018 totaled NIS 476 million (US$ 131 million), a decrease of 7% from NIS 514 million in Q3 2017. The decrease was mainly the result of the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q3 2018 totaled NIS 220 million (US$ 61 million), an increase of 13% from NIS 194 million in Q3 2017. The increase reflected revenues from TV services (which started in Q3 2017) and internet services, which were partially offset principally by the decline in revenues from international calling services.

Equipment revenues in Q3 2018 totaled NIS 168 million (US$ 46 million), an increase of 5% from NIS 160 million in Q3 2017, largely reflecting higher volumes of equipment sales as well as a change in the product mix.

Gross profit from equipment sales in Q3 2018 was NIS 44 million (US$ 12 million), compared with NIS 43 million in Q3 2017, an increase of 2%, mainly reflecting higher sales volumes.

Total operating expenses (‘OPEX’) totaled NIS 504 million (US$ 139 million) in Q3 2018, an increase of 6% or NIS 27 million from Q3 2017. The increase mainly reflected additional expenses relating to the Company's TV service and the growth in internet services and a nonrecurring reduction in site-rental expenses in Q3 2017, partially offset by a decrease in international calling services expenses. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q3 2018 increased by 5% compared with Q3 2017.

Operating profit for Q3 2018 was NIS 48 million (US$ 13 million), a decrease of 48% compared with NIS 92 million in Q3 2017. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in Q3 2018 totaled NIS 201 million (US$ 55 million), a decrease of 16% from NIS 239 million in Q3 2017. As a percentage of total revenues, Adjusted EBITDA in Q3 2018 was 24% compared with 29% in Q3 2017.

Adjusted EBITDA for the cellular segment was NIS 145 million (US$ 40 million) in Q3 2018, a decrease of 23% from NIS 189 million in Q3 2017, mainly reflecting the decrease in cellular service revenues and a nonrecurring reduction in site-rental expenses in Q3 2017, partially offset by a decline in other cellular OPEX. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q3 2018 was 23% compared with 29% in Q3 2017.

Adjusted EBITDA for the fixed-line segment was NIS 56 million (US$ 15 million) in Q3 2018, an increase of 12% from NIS 50 million in Q3 2017, mainly reflecting the increase in fixed line service revenues, partially offset by an increase in OPEX. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q3 2018 was 23%, unchanged from Q3 2017.

Finance costs, net in Q3 2018 were NIS 10 million (US$ 3 million), a decrease of 33% compared with NIS 15 million in Q3 2017. The decrease largely reflected lower interest expenses in view of the lower debt level and lower average debt interest rate, partially offset by an increase in foreign exchange rate expenses and higher linkage expenses due to a higher CPI level.

Income tax expenses for Q3 2018 were NIS 12 million (US$ 3 million), compared with NIS 23 million in Q3 2017.

Profit in Q3 2018 was NIS 26 million (US$ 7 million), compared with NIS 54 million in Q3 2017, a decrease of NIS 28 million.

Based on the weighted average number of shares outstanding during Q3 2018, basic earnings per share or ADS, was NIS 0.16 (US$ 0.04), compared with basic earnings per share of NIS 0.32 in Q3 2017.

Cellular Segment Operational Review

At the end of Q3 2018, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.65 million, including approximately 2.35 million Post-Paid subscribers or 89% of the base, and approximately 297 thousand Pre-Paid subscribers, or 11% of the subscriber base.

During the third quarter of 2018, the cellular subscriber base increased by approximately 8 thousand subscribers. The Post-Paid subscriber base increased by approximately 11 thousand subscribers, while the Pre-Paid subscriber base decreased by approximately 3 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q3 2018 was 8.0%, compared with 9.3% in Q3 2017.

The cellular market share (based on the number of subscribers) at the end of Q3 2018 was estimated to be approximately 25%, compared to 26% in Q3 2017.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q3 2018 was NIS 60 (US$ 17), a decrease of 6% from NIS 64 in Q3 2017. The decrease mainly reflected the continued price erosion in key cellular services due to the competition in the cellular market.

Funding and Investing Review

In Q3 2018, Adjusted Free Cash Flow totaled NIS 70 million (US$ 19 million), a decrease of 65% from NIS 202 million in Q3 2017.

Cash generated from operating activities decreased by 39% to NIS 188 million (US$ 52 million) in Q3 2018 from NIS 306 million in Q3 2017. The decrease mainly reflected the increase in operating assets and liabilities and the decrease in Adjusted EBITDA.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 117 million (US$ 32 million) in Q3 2018, an increase of 11% from NIS 105 million in Q3 2017.

The level of Net Debt at the end of Q3 2018 amounted to NIS 898 million (US$ 248 million), compared with NIS 887 million at the end of Q3 2017.

IFRS 16

IFRS 16, Leases (“the Standard”), was issued in January 2016 and will supersede IAS 17 Leases. The Standard is mandatory for financial years commencing on or after January 1, 2019, and early application is permitted. The Company will adopt the standard from its mandatory adoption date of January 1, 2019 (transition date).

The Standard removes the distinction between operating and finance leases for lessees. Under the new Standard, with certain exceptions, the assets (the right to use the leased item) and the financial liabilities to pay rentals will be recognized in our Statement of Financial Position, and are expected to be material. The accounting for lessors will not change significantly. In our Statement of Income, finance costs on the financial liabilities and depreciation expenses related to the rights-of-use assets will be recognized in place of rental expenses. In our Statement of Cash Flows, rental payments will be recognized as repayment of the financial liabilities and will be presented as cash used in financing activities in place of cash provided by operating activities. The implementation of the new Standard is expected to have a material positive impact on our operating profit and Adjusted EBITDA. Our profit is not expected to be materially affected.

The Company is in the process of implementing the required adjustments into the Company's information systems.

The Company plans to apply the Standard using the modified retrospective approach and will not restate comparative amounts for the years prior to the transition date. Any transitional adjustments will be recognized in retained earnings with the cumulative effect as of the transition date.

The Company estimates that the implementation of the standard will result in a decrease in lease expenses in 2019 of approximately between NIS 70 million and NIS 80 million, and an increase in amortization expenses and finance costs in 2019 in a total amount of approximately between NIS 70 and NIS 80 million; and on the statement of financial position a right-of-use asset and corresponding lease liability are expected to be recognized in amounts of approximately between NIS 300 million and NIS 350 million.

In addition, further material effect is expected to occur in the stand alone financial statements of PHI (P.H.I. Networks (2015) Limited Partnership, held 50% by the Company ("PHI")) which operates a substantial number of the Company's cell-sites. The total contractual undiscounted estimated lease payments of PHI are approximately between NIS 690 million and NIS 730 million. PHI management estimates that the total contractual lease expenses in 2019 will decrease in the amount of approximately between NIS 140 million to NIS 160 million and the amortization and finance expenses will increase in an amount which is still under evaluation by PHI management.

The aforementioned amounts are estimates and not final and therefore may change.

Conference Call Details

Partner will hold a conference call on Wednesday, November 21, 2018 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0610
North America toll-free: +1.888.668.9141
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from November 21, 2018 until December 5, 2018, at the following numbers:
International: +972.3.925.5929
North America toll-free: +1.888.326.9310
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the examination of new potential growth engines, among others in the fintech and financial sectors; the expectation that the transfer of additional subscribers to our independent fiber optic infrastructure will significantly improve the profitability of our internet and TV operations and provide a higher quality TV viewing experience for our customers and better internet service and with respect to the expected effects of the implementation of the IFRS 16 standard on the results of the Company and PHI and on their financial statements; In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, the availability of financing to enable the Company to pursue the anticipated pace and volume of the Company’s fiber optic infrastructure deployment; the absence of changes in the competitive and regulatory environment which would prevent the Company from continuing its accelerated optic fiber infrastructure deployment; the Company’s ability to continue to realize the anticipated benefits from the investment in the Company's fiber optic infrastructure and TV service; whether the Company will have the financial resources needed to continue to increase the number of customers served by its fiber optic infrastructure; as well as the risks entailed in the entry into new sectors and markets. The future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The quarterly financial results presented in this press release are unaudited financial results.
The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2018: US $1.00 equals NIS 3.627. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA* Adjusted EBITDA margin (%)
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA margin (%):
Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow**	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others

*	Adjusted EBITDA is fully comparable with EBITDA measure which was provided in reports for prior periods.
**	Adjusted Free Cash Flow measure is fully comparable to Free Cash Flow measure which was provided in reports for prior periods.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	New Israeli Shekels		Convenience translation into U.S. Dollars
	September 30,	December 31,	September 30,
	2018	2017	2018
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	361	867	100
Short-term deposits	291	150	80
Trade receivables	679	808	187
Other receivables and prepaid expenses	49	48	14
Deferred expenses – right of use	46	43	13
Inventories	80	93	22
	1,506	2,009	416

NON CURRENT ASSETS
Trade receivables	251	232	68
Prepaid expenses and other	6	5	2
Deferred expenses – right of use	176	133	49
Property and equipment	1,157	1,180	319
Intangible and other assets	634	697	175
Goodwill	409	407	113
Deferred income tax asset	37	55	10
	2,670	2,709	736

TOTAL ASSETS	4,176	4,718	1,152

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	September 30,	December 31,	September 30,
	2018	2017	2018
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	371	705	102
Trade payables	706	787	195
Payables in respect of employees	58	91	16
Other payables (mainly institutions)	36	31	10
Income tax payable	57	50	16
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	39	41	11
Provisions	69	75	19
	1,367	1,811	378
NON CURRENT LIABILITIES
Notes payable	975	975	269
Borrowings from banks and others	204	243	56
Liability for employee rights upon retirement, net	41	40	11
Dismantling and restoring sites obligation	20	27	6
Deferred revenues from HOT mobile	141	164	39
Other non-current liabilities	27	24	7
	1,408	1,473	388

TOTAL LIABILITIES	2,775	3,284	766

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2017 and September 30, 2018 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2017 –**168,243,913 shares
September 30, 2018 – **163,154,257 shares
Capital surplus	1,131	1,164	312
Accumulated retained earnings	539	491	148
Treasury shares, at cost December 31, 2017 – ***2,850,472 shares September 30, 2018 – ***7,943,348 shares	(272)	(223)	(75)
Non-controlling interests	1		*
TOTAL EQUITY	1,401	1,434	386
TOTAL LIABILITIES AND EQUITY	4,176	4,718	1,152

*	Representing an amount of less than 1 million.
**	Net of treasury shares.
***
Including, restricted shares in amount of 1,376,381 and 1,038,219 as of and December 31, 2017 and September 30, 2018, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,445	2,434	822	826	674	227
Cost of revenues	2,006	1,916	657	625	553	182
Gross profit	439	518	165	201	121	45

Selling and marketing expenses	221	189	78	70	61	21
General and administrative expenses	137	146	46	46	38	13
Income with respect to settlement agreement with Orange		108
Other income, net	21	24	7	7	6	2
Operating profit	102	315	48	92	28	13
Finance income	4	4	1	5	1	*
Finance expenses	45	96	11	20	12	3
Finance costs, net	41	92	10	15	11	3
Profit before income tax	61	223	38	77	17	10
Income tax expenses	24	59	12	23	7	3
Profit for the period	37	164	26	54	10	7
Attributable to:
Owners of the Company	37	164	26	54	10	7
Non-controlling interests	*		*		*	*
Profit for the period	37	164	26	54	10	7

Earnings per share
Basic	0.22	1.02	0.16	0.32	0.06	0.04
Diluted	0.22	1.01	0.16	0.32	0.06	0.04
Weighted average number of shares outstanding (in thousands)
Basic	167,137	161,002	164,785	167,371	167,137	164,785
Diluted	168,047	162,745	165,611	168,815	168,047	165,611

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	37	164	26	54	10	7
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	37	164	26	54	10	7
Total comprehensive income attributable to:
Owners of the Company	37	164	26	54	10	7
Non-controlling interests	*	-	*	-	*	*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	37	164	26	54	10	7

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Nine months ended September 30, 2018				Nine months ended September 30, 2017
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,384	515		1,899	1,487	465		1,952
Inter-segment revenue - Services	12	117	(129)		13	115	(128)
Segment revenue - Equipment	478	68		546	428	54		482
Total revenues	1,874	700	(129)	2,445	1,928	634	(128)	2,434
Segment cost of revenues – Services	1,072	512		1,584	1,093	443		1,536
Inter-segment cost of revenues- Services	116	13	(129)		114	14	(128)
Segment cost of revenues - Equipment	377	45		422	342	38		380
Cost of revenues	1,565	570	(129)	2,006	1,549	495	(128)	1,916
Gross profit	309	130		439	379	139		518
Operating expenses (3)	261	97		358	268	67		335
Income with respect to settlement agreement with Orange					108			108
Other income, net	18	3		21	23	1		24
Operating profit	66	36		102	242	73		315
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	328	109			327	100
–Other (1)	11				17
Segment Adjusted EBITDA (2)	405	145			586	173
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				550				759
- Depreciation and amortization				(437)				(427)
- Finance costs, net				(41)				(92)
- Income tax expenses				(24)				(59)
- Other (1)				(11)				(17)
Profit for the period				37				164

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended September 30, 2018				Three months ended September 30, 2017
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	473	181		654	510	156		666
Inter-segment revenue - Services	3	39	(42)		4	38	(42)
Segment revenue - Equipment	143	25		168	138	22		160
Total revenues	619	245	(42)	822	652	216	(42)	826
Segment cost of revenues – Services	355	178		533	358	150		508
Inter-segment cost of revenues- Services	38	4	(42)		38	4	(42)
Segment cost of revenues - Equipment	111	13		124	102	15		117
Cost of revenues	504	195	(42)	657	498	169	(42)	625
Gross profit	115	50		165	154	47		201
Operating expenses (3)	88	36		124	87	29		116
Other income, net	5	2		7	7	*		7
Operating profit	32	16		48	74	18		92
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	109	40			109	32
–Other (1)	4				6
Segment Adjusted EBITDA (2)	145	56			189	50
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				201				239
- Depreciation and amortization				(149)				(141)
- Finance costs, net				(10)				(15)
- Income tax expenses				(12)				(23)
- Other (1)				(4)				(6)
Profit for the period				26				54

*    Representing an amount of less than 1 million.

(1) Mainly amortization of employee share based compensation.
(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.
(3) Operating expenses include selling and marketing expenses and general and administrative expenses.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months ended September 30,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	504	804	140
Income tax paid	*	(7)	*
Net cash provided by operating activities	504	797	140

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(241)	(146)	(66)
Acquisition of intangible and other assets	(118)	(117)	(33)
Proceeds from (investment in) short-term deposits, net	(141)	302	(39)
Interest received	1	2	*
Consideration received from sales of property and equipment	3	*	1
Payment for acquisition of subsidiary, net of cash acquired	(3)		(1)
Net cash provided by (used in) investing activities	(499)	41	(138)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance		190
Acquisition of treasury shares	(82)		(23)
Interest paid	(54)	(85)	(15)
Proceeds from issuance of notes payable, net of issuance costs		252
Repayment of non-current borrowings	(375)	(901)	(103)
Net cash used in financing activities	(511)	(544)	(141)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(506)	294	(139)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	867	716	239

CASH AND CASH EQUIVALENTS AT END OF PERIOD	361	1,010	100

* Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months ended September 30,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	37	164	10
Adjustments for:
Depreciation and amortization	406	399	112
Amortization of deferred expenses - Right of use	31	28	9
Employee share based compensation expenses	11	16	3
Liability for employee rights upon retirement, net	1	(3)	*
Finance costs, net	(1)	(3)	*
Change in fair value of derivative financial instruments		(1)
Interest paid	54	85	15
Interest received	2	(2)	1
Deferred income taxes	17	14	5
Income tax paid		7
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	110	276	30
Other	(2)	(5)	(1)
Increase (decrease) in accounts payable and accruals:
Trade	(46)	45	(13)
Other payables	(29)	(49)	(8)
Provisions	(6)	1	(2)
Deferred income with respect to settlement agreement with Orange		(108)
Deferred revenues from HOT mobile	(23)	(23)	(6)
Other deferred revenues	(1)	5	*
Increase in deferred expenses - Right of use	(77)	(86)	(21)
Current income tax	7	38	2
Decrease in inventories	13	6	4
Cash generated from operations	504	804	140

* Representing an amount of less than 1 million.

At September 30, 2018 and 2017, trade and other payables include NIS 130 million ($36 million) and NIS 102 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	9 months period ended September 30,	9 months period ended September 30,	3 months period ended September 30,	3 months period ended September 30,	9 months period ended September 30,	3 months period ended September 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	504	797	188	306	140	52
Net cash used in investing activities	(499)	41	(118)	(254)	(138)	(33)
Short-term investment in deposits	141	(302)		150	39
Adjusted Free Cash Flow	146	536	70	202	41	19

Interest paid	(54)	(85)	(8)	(10)	(15)	(2)
Adjusted Free Cash Flow After Interest	92	451	62	192	26	17

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	9 months period ended September 30,	9 months period ended September 30,	3 months period ended September 30,	3 months period ended September 30,	9 months period ended September 30,	3 months period ended September 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues – Services	1,584	1,536	533	508	437	147
Selling and marketing expenses	221	189	78	70	61	21
General and administrative expenses	137	146	46	46	38	13
Depreciation and amortization (2)	(437)	(427)	(149)	(141)	(121)	(41)
Other (1)	(11)	(17)	(4)	(6)	(3)	(1)
OPEX	1,494	1,427	504	477	412	139

(1)	Mainly amortization of employee share based compensation.

Key Financial and Operating Indicators (unaudited)**

NIS M unless otherwise stated	Q2' 16	Q3' 16	Q4' 16	Q1' 17	Q2' 17	Q3' 17	Q4' 17	Q1' 18	Q2' 18	Q3' 18	2016	2017
Cellular Segment Service Revenues	527	531	498	489	497	514	478	466	454	476	2,099	1,978
Cellular Segment Equipment Revenues	188	139	158	145	145	138	182	178	157	143	729	610
Fixed-Line Segment Service Revenues	219	220	205	194	192	194	197	202	210	220	866	777
Fixed-Line Segment Equipment Revenues	17	12	11	18	14	22	22	23	20	25	63	76
Reconciliation for consolidation	(54)	(53)	(51)	(43)	(43)	(42)	(45)	(43)	(44)	(42)	(213)	(173)
Total Revenues	897	849	821	803	805	826	834	826	797	822	3,544	3,268
Gross Profit from Equipment Sales	42	28	18	26	33	43	40	43	37	44	144	142
Operating Profit	67	64	8	105	118	92	0	32	22	48	193	315
Cellular Segment Adjusted EBITDA	155	156	109	187	210	189	124	134	126	145	562	710
Fixed-Line Segment Adjusted EBITDA	73	64	55	64	59	50	34	43	46	56	272	207
Total Adjusted EBITDA	228	220	164	251	269	239	158	177	172	201	834	917
Adjusted EBITDA Margin (%)	25%	26%	20%	31%	33%	29%	19%	21%	22%	24%	24%	28%
OPEX	572	570	570	478	472	477	519	498	492	504	2,324	1,946
Income with respect to settlement agreement with Orange	54	55	54	54	54						217	108
Finance costs, net	28	30	23	23	54	15	88	18	13	10	105	180
Profit (loss)	26	19	(7)	64	46	54	(50)	9	2	26	52	114
Capital Expenditures (cash)	57	44	47	82	76	105	113	138	104	117	196	376
Capital Expenditures (additions)	40	44	84	58	78	107	174	113	98	111	202	417
Adjusted Free Cash Flow	160	215	269	126	208	202	63	21	55	70	758	599
Adjusted Free Cash Flow (after interest)	119	201	241	109	150	192	(17)	(14)	44	62	650	434
Net Debt	1,964	1,768	1,526	1,415	1,081	887	906	919	893	898	1,526	906
Cellular Subscriber Base (Thousands)*	2,700	2,693	2,686	2,658	2,662	2,677	2,671	2,661	2,638	2,646	2,686	2,671
Post-Paid Subscriber Base (Thousands)*	2,191	2,215	2,241	2,259	2,273	2,306	2,317	2,330	2,338	2,349	2,241	2,317
Pre-Paid Subscriber Base (Thousands)	509	478	445	399	389	371	354	331	300	297	445	354
Cellular ARPU (NIS)	65	66	62	61	62	64	59	58	57	60	65	62
Cellular Churn Rate (%)*	9.8%	9.7%	9.4%	9.8%	9.0%	9.3%	9.9%	8.9%	10.1%	8.0%	40%	38%
Number of Employees (FTE)	2,740	2,742	2,686	2,580	2,582	2,696	2,797	2,778	2,808	2,821	2,686	2,797

*
The Post-Paid subscriber base for the fourth quarter 2017 and for the first quarter 2018 have been revised by approx. 3 thousand subscribers in each of the quarters. This also led to a marginal change in the cellular churn rate for the first and the second quarters of 2018.

**	See footnote 2 regarding use of non-GAAP measures. Figures from 2017 include impact of adoption of IFRS15.

Disclosure for notes holders as of September 30, 2018

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.09.2018				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
C	25.04.10 24.02.11*	200 444	196	215	2	218	3.35% + CPI	30.12.16	30.12.18	30.6, 30.12	Linked to CPI	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
D	25.04.10 04.05.11*	400 146	437	437	**	443	1.338% (MAKAM+1.2%)	30.12.17	30.12.21	30.3, 30.6, 30.9, 30.12	Variable interest MAKAM (2)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (1)	20.07.17 12.12.17	255 389	644	644	4	648	2.16%	25.06.20	25.06.24	25.6, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1) In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million. In December 2017, the Company issued an additional Series F Notes in a principal amount of NIS 389 million. Regarding Series F Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the definitions of Net Debt and Adjusted EBITDA see 'Use of non-GAAP measures' section above. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of September 30, 2018, the ratio of Net Debt to Adjusted EBITDA was 1.3. Additional stipulations regarding Series F Notes mainly include: shareholders' equity shall not decrease below NIS 400 million; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant.
In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.
In September 2017, December 2017 and January 2018, the Company entered into agreements with Israeli institutional investors to issue in December 2018, December 2019 and December 2019, respectively, in the framework of a private placement, additional Series F notes, in an aggregate principal amount of NIS 150 million, NIS 100 million and NIS 127 million, respectively. S&P Maalot has rated the additional deferred issuances with an 'ilA+' rating. For additional details see the Company's press releases dated September 13 and 17, 2017, December 27, 2017 and January 9, 2018.
(2) 'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.
(*)   On these dates additional Notes of the series were issued. The information in the table refers to the full series.
(**) Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of September 30, 2018 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.09.2018 and 21.11.2018 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.09.2018 and 21.11.2018	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
C	S&P Maalot	ilA+	ilAA-	08/2018	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017, 08/2018	ilAA-/Stable, ilAA-/Stable, ilAA-/Negative, ilAA-/Watch Neg, ilAA-/Negative, ilAA-/Stable, ilAA-/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable
D	S&P Maalot	ilA+	ilAA-	08/2018
E	S&P Maalot	ilA+	ilAA-	08/2018
F	S&P Maalot	ilA+	ilA+	08/2018	07/2017, 09/2017 12/2017, 01/2018, 08/2018	ilA+/Stable, ilA+/Stable ilA+/Stable, ilA+/Stable, ilA+/Stable

(1) In August 2018, S&P Maalot affirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated August 13, 2018.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2018

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	215,058	109,228	-	-	-	22,565
Second year	-	238,035	-	-	-	17,408
Third year	-	238,035	-	-	-	13,072
Fourth year	-	238,035	-	-	-	8,735
Fifth year and on	-	257,613	-	-	-	8,347
Total	215,058	1,080,946	-	-	-	70,127

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	46,452	-	-	-	5,729
Second year	-	52,132	-	-	-	4,500
Third year	-	52,132	-	-	-	3,229
Fourth year	-	52,132	-	-	-	1,959
Fifth year and on	-	47,152	-	-	-	1,038
Total	-	250,000	-	-	-	16,455

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2018 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	215,058	155,680	-	-	-	28,294
Second year	-	290,167	-	-	-	21,908
Third year	-	290,167	-	-	-	16,301
Fourth year	-	290,167	-	-	-	10,694
Fifth year and on	-	304,765	-	-	-	9,385
Total	215,058	1,330,946	-	-	-	86,582

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of an associate, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above – None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: November 21, 2018